SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 2nd April, 2003, for the month of March, 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telenor TEL 19.03.03 13:26 07.03.03 08:25

07.03.03 08:25 TEL NEW CHAIRMAN OF THE BOARD

The Corporate Assembly of Telenor ASA has elected Mr. Thorleif Enger as new Chairman of the Board. Mr. Enger has been a member of the Board since October 2001.

Thorleif Enger has a PhD in Structural Engineering from the University of Colorado, USA and today holds position as Executive Vice President and member of Norsk Hydro Corporate Management, in charge of Hydro Agri, the world`s largest fertilizer company. Mr. Enger has been with Norsk Hydro since 1973 and has, among other things, been Project Director for the development of the Oseberg Field in the North Sea and has been responsible for Norsk Hydro`s domestic and foreign oil and gas activities. From 1970 to 1973 he was employed by Shell Development Company in Houston, Texas.

Mr. Thorleif Enger succeeds Mr. Tom Vidar Rygh, who resigned as Chairman in December 2002 when he accepted the position as head of the investment bank Enskilda Securities AB in Sweden.

The Board of Telenor ASA after this consist of:

Thorleif Enger, Chairman
Åshild Bendiktsen, Deputy Chairman
Hanne de Mora
Jørgen Lindegaard
Bjørg Ven
Einar Førde
Per Gunnar Salomonsen (employee representative)
Irma Ruth Tystad (employee representative)
Harald Stavn (employee representative)

19.03.03 13:26 TEL CONSOLIDATED FINANCIAL STATEMENTS 2002

The board of directors of Telenor today approved the financial statements for 2002.

Attachment on www.newsweb.no.

As announced in the preliminary financial statements for 2002, excess values have been re-allocated for subsidiaries acquired in 2002. Telenor has also decided to write down the remaining book value of the shares in Sponsor Service ASA and reversed the provisions from the settlement with NetCom. The following changes were made compared to the preliminary financial statements decided by the Board of Directors on 12. February 2003:

	Prel	Changes	Final
Operating loss	(221)	(99)	(320)
Net Financial Items	(2,356)	(10)	(2,366)
Profit before taxes and minority interests	(5,027)	(109)	(5,136)
Taxes	471	9	480
Minority Interests	343	15	358
Net Income	(4,213)	(85)	(4,298)
Earnings pr share (basic and diluted)	(2.374)	(0.048)	2.422)

The annual report will be made public in the beginning of April.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	/s/ Torstein Moland Name: Torstein Moland Title: CFO

Date: 02nd April, 2003